Mail Stop 4561
Via Fax (608) 443-1601

March 27, 2007

Kenneth A. Minor
Chief Financial Officer
Sonic Foundry, Inc.
222 West Washington Avenue, Suite 775
Madison, WI 53703

> **Re:** **Sonic Foundry, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 206**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2006**
> **File No. 000-30407**

Dear Mr. Minor:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2006

Consolidated Statements of Operations, page 31

1.   We note your breakdown of revenue amongst product, services and other on the face of the Consolidated Statements of Operation. Tell us how you considered presenting separate line items for cost of revenue pursuant to Rule 5-03(b)(2) of Regulation S-X. In this regard, we also note your disclosures in MD&A where you state "Mediasite services revenue, server license fees and DOJ grant revenue do not carry a cost over and above staff costs included in operating expenses".

Tell us how you determined it was appropriate to include salary costs related to services in operating expenses rather than cost of sales.

Stock Based Compensation, page 37

2. We note the assumptions used in calculating the fair value of options issued to employees included a historical volatility estimate that ranged from 101.2-177.5%, 73.9%-97.9%, and 69.4%-71.1% for fiscal years 2004, 2005 and 2006, respectively.   Explain the significant ranges used in your volatility assumptions as well as the significant decrease in such ranges year over year for all periods presented.

Form 10-Q for Fiscal Quarter Ended December 31, 2006

Item 4. Controls and Procedures, page 17

3. We note your disclosure that your CEO and CFO have concluded that the Company's disclosure controls and procedures "are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act, is recorded, processed, summarized and reported within the times periods specified in the rules and forms of the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief